September 30, 2015            Unaudited Condensed Consolidated Financial Statements

Suite 1188, 550 Burrard Street

Vancouver, British Columbia

V6C 2B5

Phone: (604) 687-4018

Fax: (604) 687-4026

Eldorado Gold Corporation

Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	Note	September 30, 2015	December 31, 2014

		$	$
ASSETS
Current assets
Cash and cash equivalents		384,300	498,514
Term deposits		4,454	2,800
Restricted cash		258	262
Marketable securities		16,021	4,251
Accounts receivable and other		74,463	117,995
Inventories		197,126	223,412
		676,622	847,234
Deferred income tax assets		-	104
Other assets		69,890	43,605
Defined benefit pension plan		12,595	12,790
Property, plant and equipment		5,822,828	5,963,611
Goodwill		526,296	526,296
		7,108,231	7,393,640
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities	4(b)	220,151	184,712
Current debt	6	-	16,343
		220,151	201,055
Debt	6	588,846	587,201
Other non-current liabilities	4(b)	2,127	49,194
Asset retirement obligations		111,240	109,069
Deferred income tax liabilities	7	922,902	869,207
		1,845,266	1,815,726
Equity
Share capital	8	5,319,101	5,318,950
Treasury stock		(10,449)	(12,949)
Contributed surplus		45,261	38,430
Accumulated other comprehensive loss		(22,669)	(18,127)
Deficit		(367,996)	(53,804)
Total equity attributable to shareholders of the Company		4,963,248	5,272,500
Attributable to non-controlling interests		299,717	305,414
		5,262,965	5,577,914
		7,108,231	7,393,640

Approved on behalf of the Board of Directors (Signed) John Webster Director (Signed) Paul N. Wright Director

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Income Statements

(Expressed in thousands of U.S. dollars except per share amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note
		2015	2014	2015	2014
		$	$	$	$
Revenue
Metal sales		211,516	263,510	664,012	808,877

Cost of sales
Production costs		117,769	123,503	352,622	380,812
Inventory write-down		1,595	7,577	7,805	7,577
Depreciation and amortization		44,167	39,341	130,442	129,008
		163,531	170,421	490,869	517,397
Gross profit		47,985	93,089	173,143	291,480

Exploration expenses		4,522	3,488	10,831	11,273
Mine standby costs		7,027	-	8,439	-
General and administrative expenses		11,908	17,430	41,383	52,373
Defined benefit pension plan expense		406	407	1,266	1,223
Share based payments		2,803	3,253	12,977	15,528
Impairment loss on property, plant and equipment	5	-	-	254,910	-
Other writedown of assets		6,891	-	6,891	-
Foreign exchange loss		4,765	4,468	13,416	1,554
Operating profit (loss)		9,663	64,043	(176,970)	209,529

Loss on disposal of assets		24	278	40	2,103
Loss on marketable securities and other investments		-	122	-	1,444
Loss on investments in associates		-	-	-	102
Other income		(1,402)	(4,206)	(5,566)	(7,053)
Asset retirement obligation accretion		610	582	1,808	1,745
Interest and financing costs		3,385	6,832	13,393	23,153

Profit (loss) before income tax		7,046	60,435	(186,645)	188,035
Income tax expense	7	102,684	38,900	113,091	96,343
Profit (loss) for the period		(95,638)	21,535	(299,736)	91,692

Attributable to:
Shareholders of the Company		(96,091)	19,791	(302,935)	88,691
Non-controlling interests		453	1,744	3,199	3,001
Profit (loss) for the period		(95,638)	21,535	(299,736)	91,692

Weighted average number of shares outstanding
Basic		716,587	716,284	716,586	716,254
Diluted		716,589	716,284	716,591	716,254

Earnings per share attributable to shareholders of the Company:
Basic earnings (loss) per share		(0.13)	0.03	(0.42)	0.12
Diluted earnings (loss) per share		(0.13)	0.03	(0.42)	0.12

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
	$	$	$	$

Profit (loss) for the period	(95,638)	21,535	(299,736)	91,692
Other comprehensive income (loss):
Change in fair value of available-for-sale financial assets	(5,451)	(687)	(4,542)	(840)
Realized gains on disposal of available-for-sale financial assets	-	142	-	901
Total other comprehensive (loss) gain for the period	(5,451)	(545)	(4,542)	61
Total comprehensive income (loss) for the period	(101,089)	20,990	(304,278)	91,753

Attributable to:
Shareholders of the Company	(101,542)	19,246	(307,477)	88,752
Non-controlling interests	453	1,744	3,199	3,001
	(101,089)	20,990	(304,278)	91,753

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2015	2014	2015	2014
		$	$	$	$
Cash flows generated from (used in):
Operating activities
Profit (loss) for the period		(95,638)	21,535	(299,736)	91,692
Items not affecting cash:
Asset retirement obligation accretion		610	582	1,808	1,745
Depreciation and amortization		44,167	39,341	130,442	129,008
Unrealized foreign exchange loss		899	708	1,826	584
Deferred income tax expense		83,198	12,516	53,785	22,183
Loss on disposal of assets		24	278	40	2,103
Loss on investments in associates		-	-	-	102
Other writedown of assets		6,891	-	6,891	-
Impairment loss on property, plant and equipment		-	-	254,910	-
Loss on marketable securities and other investments		-	122	-	1,444
Share based payments		2,803	3,253	12,977	15,528
Defined benefit pension plan expense		406	407	1,266	1,223
		43,360	78,742	164,209	265,612

Property reclamation payments		(323)	-	(416)	-
Changes in non-cash working capital	11	9,526	13,447	17,706	(41,153)
		52,563	92,189	181,499	224,459
Investing activities
Net cash paid on acquisition of subsidiary	4(a)	-	-	-	(30,318)
Purchase of property, plant and equipment		(92,977)	(102,758)	(259,489)	(291,105)
Proceeds from the sale of property, plant and equipment		1,217	(36)	1,328	140
Proceeds on production from tailings retreatment		3,836	6,539	13,938	27,096
Purchase of marketable securities		(11,079)	(818)	(16,312)	(1,670)
Proceeds from the sale of marketable securities		-	269	-	1,134
Redemption of (investment in) term deposits		(752)	2,226	(1,654)	11,902
Decrease (increase) in restricted cash		(966)	11	(375)	13
		(100,721)	(94,567)	(262,564)	(282,808)
Financing activities
Issuance of common shares for cash		-	438	121	438
Proceeds from contributions from non-controlling interest	4(b)	-	-	-	40,000
Dividend paid to shareholders		(5,489)	(6,546)	(11,257)	(13,010)
Dividends paid to non-controlling interest		-	(3,410)	(3,262)	(4,225)
Purchase of treasury stock		-	-	(2,394)	(6,413)
Long-term and bank debt proceeds		-	8,127	8,171	24,490
Long-term and bank debt repayments		(8,179)	(16,240)	(24,528)	(32,622)
		(13,668)	(17,631)	(33,149)	8,658
Net decrease in cash and cash equivalents		(61,826)	(20,009)	(114,214)	(49,691)
Cash and cash equivalents - beginning of period		446,126	559,498	498,514	589,180

Cash and cash equivalents - end of period		384,300	539,489	384,300	539,489

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2015	2014	2015	2014
		$	$	$	$
Share capital
Balance beginning of period		5,319,101	5,314,813	5,318,950	5,314,589
Shares issued upon exercise of share options, for cash		-	438	121	438
Transfer of contributed surplus on exercise of options		-	101	30	101
Transfer of contributed surplus on exercise of deferred
phantom units		-	-	-	224
Balance end of period		5,319,101	5,315,352	5,319,101	5,315,352

Treasury stock
Balance beginning of period		(12,005)	(14,845)	(12,949)	(10,953)
Purchase of treasury stock		-	-	(2,394)	(6,413)
Shares redeemed upon exercise of restricted share units		1,556	1,365	4,894	3,886
Balance end of period		(10,449)	(13,480)	(10,449)	(13,480)

Contributed surplus
Balance beginning of period		44,540	37,197	38,430	78,557
Share based payments		3,041	3,390	13,282	15,140
Shares redeemed upon exercise of restricted share units		(1,556)	(1,365)	(4,894)	(3,886)
Recognition of other non-current liability and related costs		(764)	(741)	(1,527)	(51,106)
Transfer to share capital on exercise of options and deferred
phantom units		-	(101)	(30)	(325)
Balance end of period		45,261	38,380	45,261	38,380

Accumulated other comprehensive loss
Balance beginning of period		(17,218)	(16,450)	(18,127)	(17,056)
Other comprehensive (loss) gain for the period		(5,451)	(545)	(4,542)	61
Balance end of period		(22,669)	(16,995)	(22,669)	(16,995)

Deficit
Balance beginning of period		(266,416)	(80,965)	(53,804)	(143,401)
Dividends paid		(5,489)	(6,546)	(11,257)	(13,010)
Profit (loss) attributable to shareholders of the Company		(96,091)	19,791	(302,935)	88,691
Balance end of period		(367,996)	(67,720)	(367,996)	(67,720)
Total equity attributable to shareholders of the Company		4,963,248	5,255,537	4,963,248	5,255,537

Non-controlling interests
Balance beginning of period		304,898	310,975	305,414	273,128
Profit attributable to non-controlling interests		453	1,744	3,199	3,001
Dividends declared to non-controlling interests		(5,634)	-	(8,896)	(3,410)
Increase during the period	4(b)	-	-	-	40,000
Balance end of period		299,717	312,719	299,717	312,719

Total equity		5,262,965	5,568,256	5,262,965	5,568,256

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	General Information

Eldorado Gold Corporation (“Eldorado” or the “Company”) is a gold exploration, development, mining and production company. The Company has operations and ongoing exploration and development projects in Turkey, China, Greece, Brazil and Romania.

Eldorado is a public company which is listed on the Toronto Stock Exchange and New York Stock Exchange and is incorporated and domiciled in Canada.

2.	Basis of preparation
a)	Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. They do not include all of the information and footnotes required by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for full annual financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2014.

The same accounting policies are used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.

b)	Judgement and estimates

The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2014.

3.	Adoption of new accounting standards and upcoming changes

The following standards have been published and are mandatory for Eldorado’s annual accounting periods no earlier than January 1, 2018:

•	IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.
•	IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect this standard to have a material impact on its financial statements.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact to its consolidated financial statements.

(1)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	Acquisitions and other transactions
a)	Acquisition of Glory

In March 2014, Eldorado completed the acquisition of all of the issued and outstanding common shares of Glory that it did not already own. As a result, Eldorado acquired a 100% interest in the Sapes project in Thrace, Greece. Prior to the transaction, Eldorado owned 19.9% interest in Glory and the investment was accounted for as an investment in associate.

Total consideration of $39,219 included cash for 179,504,179 shares in the amount of $27,583, an option buy-out payment of $1,590 to holders of Glory options, and $10,046 related to the 44,595,920 shares of Glory that Eldorado had purchased prior to the off-market takeover bid. A total of $1,229 was incurred as transaction costs and was capitalized as property, plant and equipment.

This transaction has been accounted for as an acquisition of assets and liabilities as Glory did not constitute a business as defined in IFRS 3. Other than a small working capital amount, the remainder of the value for this transaction was assigned to property, plant and equipment.

Eldorado paid net cash of $30,318 as a result of the transaction. This amount was a result of an acquired cash balance of $84 less cash consideration of $29,173 and transaction costs of $1,229.

b)	Eastern Dragon agreement

In March 2014, the Company, through one of its subsidiaries, entered into a Subscription and a Shareholders agreement (“Agreements”) with CDH Fortune II Limited (“CDH”).

As a result of these Agreements, CDH acquired 21.5% of the total ordinary shares of Sino Gold Tenya (HK) Limited (“Tenya”), a subsidiary of the Company, and indirectly a 20% interest in the Eastern Dragon Project.

Under the terms of the Agreements, CDH has the right to require Eldorado to purchase or procure the purchase by another party of CDH’s shares in Tenya at a fixed price (“Put Option”) for 90 days following the second anniversary of the Agreements.

The Agreements include other rights and obligations of the Company and CDH associated with the advancement of the Eastern Dragon Project.

This transaction has been accounted as an equity transaction with the recognition of a non-controlling interest in the amount of $40,000 representing the consideration received. A liability in the amount of $46,970 has been recorded at the transaction date, representing the present value of the redemption amount of the Put Option, as well as $2,654 of transaction costs. The sum of these amounts was recorded against equity. Future changes in the present value of the redemption amount of the Put Option are being charged against equity. The present value of the liability representing the Put Option as of September 30, 2015 is $50,720 and is included in accounts payable and accrued liabilities in the balance sheet. As of December 31, 2014 this liability was included in other non-current liabilities.

5.	Impairment of Romania project

During the quarter ended June 30, 2015, the Company completed a feasibility study of our Certej project in Romania, which reflected higher capital and operating costs than had been assumed in the purchase price allocation used to record the Company’s acquisition of European Goldfields Inc. As a result, the Company assessed the recoverable amounts of property, plant and equipment for Certej.

The recoverable amount of an asset is the higher of its value-in-use and fair value less costs to sell. An impairment loss is recognized for any excess of the carrying amount of an asset over its recoverable amount.

(2)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Impairment of Romania project (continued)

The key assumptions used for the fair value less costs to sell calculations are as follows:

Gold price ($/oz)	$1,300
Silver price ($/oz) Inflation Rate Discount rate	$20 2% 7%

As at June 30, 2015 we recorded an impairment charge of $254,910 ($214,125 net of deferred income tax recovery) on our Certej project. The carrying amount of the Certej CGU after the impairment charge was $347,018.

The values assigned to the key assumptions represent management’s assessment of future trends in the gold mining industry and in the global economic environment. The assumptions used are management’s best estimates and are based on both current and historical information from external and internal sources.

6.	Debt
	September 30, 2015 $	December 31, 2014 $
Current:
Jinfeng China Merchant Bank (“CMB”) working capital loan (a)	-	16,343

Non-current:
Senior notes (b)	588,846	587,201
Total debt	588,846	603,544

(a) Jinfeng CMB working capital loan

On January 16, 2013, Jinfeng entered into a RMB 100.0 million ($15,730) working capital loan with CMB. Each drawdown had a fixed interest rate of 5.6% and had a term of six months. The proceeds were used to fund working capital obligations.

During the quarter ended September 30, 2015, Jinfeng repaid the remainder RMB 50.0 million ($7,860) on this facility.

(b) Senior notes

On December 10, 2012, the Company completed an offering of $600.0 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. Net deferred financing costs of $11,154 have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

The fair market value of the notes as at September 30, 2015 was $524.3 million.

(c) Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and Qinghai Dachaidan Mining Ltd (“QDML”), our 90% owned subsidiary, entered into an entrusted loan agreement, which currently has an approved limit of RMB 720.0 million ($113,184).

(3)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

6.	Debt (continued)

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon. The loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. Each draw down has a term of three months and can be rolled forward at the discretion of QDML. The interest rate on this loan as at September 30, 2015 was 4.59%.

As at September 30, 2015, RMB 663.5 million ($104,306) had been drawn under the entrusted loan.

The entrusted loan has been recorded on a net settlement basis.

7.	Income tax expense and deferred taxes

On July 16, 2015 the government of Greece enacted legislation increasing the corporate income tax rate from 26% to 29%, effective for fiscal year 2015. As required by IAS 12, “Income Taxes”, when an income tax rate has changed the deferred tax liability must be adjusted to reflect the change in the income tax rate. This non-cash adjustment is required to be charged to deferred income tax expense. The Company recorded the adjustment during the quarter ended September 30, 2015 increasing its deferred tax liability and deferred tax expense by $63.5 million.

8.	Share capital

Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At September 30, 2015 there were no non-voting common shares outstanding (December 31, 2014 – none).

Voting common shares	Number of Shares	Total $

At January 1, 2015	716,564,524	5,318,950
Shares issued upon exercise of share options, for cash	22,610	121
Estimated fair value of share options exercised	-	30

At September 30, 2015	716,587,134	5,319,101

9.	Share-based payments

(a) Share option plans

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2015
	Weighted average exercise price Cdn$	Number of options
At January 1,	11.75	20,995,992
Granted	6.66	8,224,440
Exercised	6.64	(22,610)
Forfeited	12.27	(3,109,392)
At September 30,	10.08	26,088,430
(4)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

9. Share-based payments (continued)

At September 30, 2015, 18,759,010 share options (September 30, 2014 – 15,598,680) with a weighted average exercise price of Cdn$11.31 (September 30, 2014 – Cdn$12.86) had vested and were exercisable.

Share based compensation expense related to share options for the quarter ended September 30, 2015 was $2,145 (YTD – $9,194).

(b) Restricted share unit plan

A total of 596,089 restricted share units (“RSUs”) at a grant-date fair value of Cdn$6.67 per unit were granted during the nine-month period ended September 30, 2015 under the Company’s RSU plan and 198,696 RSUs were exercisable as at September 30, 2015.

The fair value of each RSU issued is determined as the closing share price at grant date. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000.

A summary of the status of the restricted share unit plan and changes during the period ended September 30, 2015 is as follows:

Total RSUs
Balance at December 31, 2014	1,086,523
RSUs Granted	596,089
Redeemed	(679,610)
Forfeited	(81,877)
Balance at September 30, 2015	921,125

As at September 30, 2015, 921,125 common shares purchased by the Company remain held in trust in connection with this plan. At the end of the period, 261,685 restricted share units are fully vested and exercisable. These shares purchased and held in trust have been included in treasury stock in the balance sheet.

Restricted share units expense for the quarter ended September 30, 2015 was $656 (YTD – $3,492)

(c) Deferred share units plan

At September 30, 2015, 377,403 deferred share units (“DSUs”) were outstanding with a value of $1,210 which is included in accounts payable and accrued liabilities.

Compensation income related to the DSUs was $238 for the quarter ended September 30, 2015 (YTD – $305)

(d) Performance share units plan

A total of 623,410 performance share units (“PSUs”) were granted during the nine-month period ended September 30, 2015 under the Company’s PSU plan. The PSUs vest on the third anniversary of the grant date, subject to achievement of pre-determined performance criteria. When fully vested, the number of PSUs redeemed will range from 0% to 200% of the target award, subject to the performance of the share price over the 3 year period. The current maximum number of common shares authorized for issuance from treasury under the PSU plan is 3,130,000.

Compensation expense related to PSUs for the quarter ended September 30, 2015 was $240 (YTD – $596).

10.	Fair value of financial instruments

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.

The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

(5)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10. Fair value of financial instruments (continued)

•	Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e.,quoted prices for similar assets or liabilities).
•	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The only assets measured at fair value as at September 30, 2015 are marketable securities. No liabilities are measured at fair value on a recurring basis as at September 30, 2015.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in Level 1. Instruments included in Level 1 comprise primarily publicly-traded equity investments classified as available-for-sale securities.

With the exception of the fair market value of our senior notes (note 6b), all carrying amounts of financial instruments approximate their fair value.

11.	Supplementary cash flow information
	Three months ended September 30,		Nine months ended September 30,
	2015 $	2014 $	2015 $	2014 $

Changes in non-cash working capital
Accounts receivable and other	4,231	(3,955)	17,698	(15,010)
Inventories	21,996	5,859	28,100	10,224
Accounts payable and accrued liabilities	(16,701)	11,543	(28,092)	(36,367)
Total	9,526	13,447	17,706	(41,153)

Supplementary cash flow information
Income taxes paid	17,576	26,024	63,375	66,357
Interest paid	47	188	17,322	17,548

12.	Segment information

Identification of reportable segments

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.

The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include gross profit (loss), expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at September 30, 2015, Eldorado had six reportable segments based on the geographical location of mining and exploration and development activities.

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Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

12.	Segment information (continued)

12.1 Geographical segments

Geographically, the operating segments are identified by country and by operating mine or mine under construction. The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey. The China reporting segment includes the Tanjianshan (“TJS”), Jinfeng and White Mountain mines, the Eastern Dragon project and exploration activities in China. The Brazil reporting segment includes the Vila Nova mine, Tocantinzinho project and exploration activities in Brazil. The Greece reporting segment includes the Stratoni mine, the Olympias, Skouries, Perama Hill and Sapes projects and exploration activities in Greece. The Romania reporting segment includes the Certej project and development activities in Romania. Other reporting segment includes operations of Eldorado’s corporate office and exploration activities in other countries.

Financial information about each of these operating segments is reported to the CODM on at least a monthly basis. The mines in each of the different segments share similar economic characteristics and have been aggregated accordingly.

For the three months ended September 30, 2015
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	108,178	99,145	(44)	4,237	-	-	211,516
Production costs	52,662	59,496	29	5,582	-	-	117,769
Inventory write-down	-	-	-	1,595	-	-	1,595
Depreciation	20,605	21,639	504	1,307	1	111	44,167
Gross profit (loss)	34,911	18,010	(577)	(4,247)	(1)	(111)	47,985

Other material items of income and expense
Other writedown of assets	6,891	-	-	-	-	-	6,891
Exploration costs	2,002	203	368	504	515	930	4,522
Income tax expense (recovery)	23,047	12,797	3,907	63,247	(314)	-	102,684

Additions to property, plant and
equipment during the period	24,874	13,495	1,146	50,512	4,398	62	94,487

For the three months ended September 30, 2014
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	135,913	106,087	6,267	15,243	-	-	263,510
Production costs	49,413	54,334	8,046	11,710	-	-	123,503
Inventory write-down	-	-	7,577	-	-	-	7,577
Depreciation	12,689	22,894	1,267	2,345	1	145	39,341
Gross profit (loss)	73,811	28,859	(10,623)	1,188	(1)	(145)	93,089

Other material items of income and expense
Exploration costs	691	813	986	234	242	522	3,488
Income tax expense	28,544	7,976	1,377	1,003	-	-	38,900

Additions to property, plant and
equipment during the period	20,328	12,264	1,227	67,748	3,915	25	105,507
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Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

12.	Segment information (continued)
For the nine months ended September 30, 2015
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	343,685	293,907	(399)	26,819	-	-	664,012
Production costs	164,112	160,402	1,616	26,492	-	-	352,622
Inventory write-down	-	-	6,210	1,595	-	-	7,805
Depreciation	56,687	65,325	1,514	6,536	1	379	130,442
Gross profit (loss)	122,886	68,180	(9,739)	(7,804)	(1)	(379)	173,143

Other material items of income and expense
Impairment loss on property, plant and equipment	-	-	-	-	254,910	-	254,910
Other writedown of assets	6,891	-	-	-	-	-	6,891
Exploration costs	2,874	846	1,141	1,904	1,670	2,396	10,831
Income tax expense (recovery)	50,134	28,853	7,005	68,139	(41,067)	27	113,091

Additions to property, plant and
equipment during the period	54,760	37,745	1,872	155,358	13,501	213	263,449

Information about assets and liabilities
Property, plant and equipment (*)	890,469	1,379,049	206,213	2,950,602	394,722	1,773	5,822,828
Goodwill	-	52,514	-	473,782	-	-	526,296
	890,469	1,431,563	206,213	3,424,384	394,722	1,773	6,349,124

Debt	-	-	-	-	-	588,846	588,846

For the nine months ended September 30, 2014
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	387,885	351,879	28,763	40,350	-	-	808,877
Production costs	146,934	174,175	27,074	32,629	-	-	380,812
Inventory write-down	-	-	7,577	-	-	-	7,577
Depreciation	38,706	78,898	4,338	6,505	1	560	129,008
Gross profit (loss)	202,245	98,806	(10,226)	1,216	(1)	(560)	291,480

Other material items of income and expense
Exploration costs	1,805	1,932	3,156	880	1,363	2,137	11,273
Income tax expense	62,239	27,529	572	6,003	-	-	96,343

Additions to property, plant and
equipment during the period	61,367	32,742	3,106	187,784	9,588	295	294,882

Information about assets and liabilities
Property, plant and equipment (*)	875,588	1,424,597	203,770	2,739,708	626,491	2,000	5,872,154
Goodwill	-	52,514	-	473,782	-	-	526,296
	875,588	1,477,111	203,770	3,213,490	626,491	2,000	6,398,450

Debt	-	8,127	-	-	-	586,652	594,779

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Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

12.	Segment information (continued)
For the year ended December 31, 2014
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$

Information about assets and liabilities
Property, plant and equipment (*)	895,035	1,407,558	205,091	2,817,855	636,134	1,938	5,963,611
Goodwill	-	52,514	-	473,782	-	-	526,296
	895,035	1,460,072	205,091	3,291,637	636,134	1,938	6,489,907

Debt	-	16,343	-	-	-	587,201	603,544

* Net of revenues from sale of production from tailings retreatment

The Turkey and China segments derive their revenues from sales of gold. The Brazil segment derives its revenue from sales of iron ore. The Greece segment derives its revenue from sales of zinc, lead and silver concentrates.

The measure of total debt represents the current and long-term portions of debt.

12.2 Economic dependence

At September 30, 2015, each of our Chinese mines had one major customer, to whom each sells its entire production, as follows:

TJS Mine	Henan Zhongyuan Gold Smelter Factory Co. Ltd.of Zhongjin Gold Holding Co. Ltd.
Jinfeng Mine	China National Gold Group
White Mountain Mine	Refinery of Shandong Humon Smelting Co. Ltd.

12.3 Seasonality/cyclicality of operations
Management does not consider operations to be of a significant seasonal or cyclical nature.

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